Exhibit 99.7

NICE Actimize Recognized for the Fifth Consecutive Year in the
Chartis 2020 RiskTech100® Rankings for Overall Value
and Innovation in Financial Crime

Achieving a top ten ranking in the RiskTech100, NICE Actimize scored among the highest average scores across functionality, core technology, strategy, customer satisfaction, market presence and innovation

Hoboken, NJ – November 19, 2019 – NICE Actimize, a NICE (NASDAQ: NICE) business, and a leader in Autonomous Financial Crime Management, has been recognized by Chartis Research as a winner for Financial Crime Risk Management (FCRM) in its recently released 2020 RiskTech100® rankings. Specifically, NICE Actimize was named the winner in Financial Crime - Anti-Money Laundering, securing a financial crime honor for the fifth consecutive year. Reflecting overall value delivered to the financial services market, NICE Actimize excelled in both innovation and customer satisfaction.

In addition to the anti-money laundering leadership ranking, NICE Actimize also maintained its position in the “Top Ten” of Chartis’ comprehensive list of top 100 global vendors in risk and compliance technology, achieving its fourth consecutive year in the top ten rankings. Chartis Research, part of Infopro Digital, is a leading provider of research and analysis on the global market for risk technology.

The Chartis RiskTech100® ranking assessment criteria comprise six equally-weighted categories: functionality, core technology, strategy, customer satisfaction, market presence and innovation. This year’s RiskTech 100® rankings also focused on solutions, industry segments and success factors. The RiskTech100® only includes companies that sell their own risk management software products and solutions.

Rob Stubbs, Head of Research, Chartis Research
“As Anti-Money Laundering moves beyond its core compliance areas, solution vendors are having to consider ancillary sectors where it is relatively immature, such as trade finance, gambling and the burgeoning FinTech sector. While these areas offer new opportunities, they also bring their own challenges and impacts for the vendor landscape, in terms of addressing the wide range of firms and requirements they contain. In addition to its technology strengths and the overall value reflected in its total averaged scores, Chartis has noticed that NICE Actimize is addressing these emerging market sectors and more with specifically targeted AML solutions. We congratulate NICE Actimize on this year’s success.”

Craig Costigan, CEO, NICE Actimize
"The industry is faced with a paradigm shift as digital and online banking is impacting traditional operating models. Financial services organizations need to automate faster than ever before, provide a ‘frictionless’ customer experience, and scale on-demand. Being in the Cloud is a must to compete today and ultimately achieve customer satisfaction. The market looks to NICE Actimize to help them with this “transformation” and journey. This means growth and new opportunities across the board as we race to stay at the forefront. Thank you to Chartis for honoring our market leadership in financial crime and anti-money laundering capabilities.”

About Chartis
Chartis Research is the leading provider of research and analysis on the global market for risk technology. It is part of Infopro Digital, which owns market-leading brands such as Risk and WatersTechnology. The goal of Chartis Research is to support enterprises as they drive business performance through improved risk management, corporate governance and compliance, and to help clients make informed technology and business decisions by providing in-depth analysis and actionable advice on virtually all aspects of risk technology.

RiskTech Quadrant®, RiskTech100® and FinTech QuadrantTM are registered trademarks of Infopro Digital Services Limited (http://www.chartis-research.com).

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq:NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1-551-256-5000, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972-9-775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by  Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.